Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors and the Retirement Committee of OfficeMax Incorporated and the Plan Administrator of the OfficeMax Savings Plan:

We consent to the incorporation by reference in the registration statement (no. 333-113648) on Form S-8 of OfficeMax Incorporated of our report dated June 29, 2009 with respect to the statements of net assets available for benefits of the OfficeMax Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the supplemental schedules of schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2008, which appear in the December 31, 2008 annual report on Form 11-K of the OfficeMax Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 29, 2009